Exhibit (a)(1)(A)
BLACKBOARD INC.
650 Massachusetts Avenue, N.W.
Washington D.C. 20001
ISSUER REPURCHASE NOTICE
FOR
3.250% CONVERTIBLE SENIOR NOTES DUE 2027
CUSIP Number 091935 AA4*
     Reference is made to the Indenture, dated as of June 20, 2007 (the “Indenture”), between Blackboard Inc., a Delaware corporation (the “Company”), and U.S. Bank National Association, as trustee (the “Trustee”), relating to the Company’s 3.250% Convertible Senior Notes due 2027 (the “Notes”). Pursuant to Section 3.14 of the Indenture and Section 6 of the Notes, each holder (each, a “Holder”) of the Notes has an option to require the Company to purchase all of its Notes or any portion of the principal amount thereof that is equal to $1,000 or an integral multiple thereof, plus accrued and unpaid interest, if any, in accordance with the terms, procedures and conditions set forth in the Indenture, the Notes and this Issuer Repurchase Notice (the “Company Notice”), on July 1, 2011 (the “Repurchase Date”).
     NOTICE IS HEREBY GIVEN pursuant to the terms and conditions of the Indenture that, at the option of each Holder, all of such Holder’s Notes, or any portion of the principal amount thereof that is equal to $1,000 or an integral multiple thereof, as directed by such Holder, will be purchased by the Company for a purchase price in cash equal to 100% of the aggregate principal amount of the Notes, plus accrued and unpaid interest, if any (the “Repurchase Price”), upon the terms and subject to the conditions set forth in the Indenture, the Notes, this Company Notice and the related notice materials, as amended and supplemented from time to time. Pursuant to the terms of the Indenture, Holders may exercise their repurchase option from May 19, 2011 through 11:59 p.m., New York City time, on June 24, 2011 (the “Expiration Date”). In order to exercise the repurchase option, a Holder must follow the procedures contained in the Indenture, the Notes, this Company Notice and the related notice materials. The CUSIP Number for the Notes being repurchased is 091935 AA4. Capitalized terms used but not defined in this Company Notice have the meanings specified in the Indenture. This Company Notice is being sent pursuant to Section 3.14 of the Indenture.
     July 1, 2011 is an Interest Payment Date for the Notes, and the related Record Date is June 15, 2011. Under the terms of the Indenture, accrued but unpaid interest will be paid on July 1, 2011 to the Holders in whose names the Notes are registered at 5:00 p.m. New York City time on June 15, 2011.
     The Trustee has informed the Company that, as of the date of this Company Notice, all custodians and beneficial holders of the Notes hold the Notes through The Depository Trust Company (“DTC”) accounts and that there are no certificated Notes in non-global form. Accordingly, all Notes surrendered for purchase hereunder must be delivered through the transmittal procedures of DTC’s Automated Tender Offer Program (“ATOP”) system, subject to the terms and conditions of that system.

     To exercise your option to have the Company purchase the Notes and to receive payment of the Repurchase Price, you must validly deliver your Notes through DTC’s transmittal procedures prior to 11:59 p.m., New York City time, on the Expiration Date. Notes surrendered for purchase may be withdrawn by the Holders of such Notes at any time prior to 5:00 p.m., New York City time, on June 29, 2011 (the “Withdrawal Deadline”).
     The Trustee, Paying Agent and Conversion Agent is U.S. Bank National Association. The address of the Trustee, Paying Agent and Conversion Agent is:
U.S. Bank National Association
Corporate Trust Services
Attn: Customer Service
60 Livingston Ave
St. Paul, Minnesota 55107
Phone: 1-800-934-6802
     The Paying Agent has notified the Company that the Paying Agent may be obligated to withhold a percentage of the repurchase proceeds from any holder of Notes who has failed to furnish the Paying Agent with a valid taxpayer identification number or a certification that such holder is not subject to backup withholding. Holders of Notes who wish to avoid such withholding should submit a completed IRS Form W-9 when presenting Notes for repurchase.

*	The CUSIP number for the Notes has been assigned by the CUSIP Service Bureau and is included solely for the convenience of the holders of the Notes. Neither the Company nor U.S. Bank National Association shall be responsible for the selection or use of the CUSIP number, nor is any representation made as to its correctness as indicated in this Company Notice.
Date of Notice: May 27, 2011.

     No person has been authorized to give any information or to make any representations other than those contained in the Put Option (as defined below) and, if given or made, such information or representations must not be relied upon as having been authorized. The Put Option does not constitute an offer to buy or the solicitation of an offer to sell securities in any circumstances or jurisdiction in which such offer or solicitation is unlawful. The delivery of the Put Option shall not under any circumstances create any implication that the information contained in the Put Option is current as of any time subsequent to the date of such information. None of the Company or its Board of Directors or employees are making any representation or recommendation to any Holder as to whether or not to surrender such Holder’s Notes. You should consult your own financial and tax advisors and must make your own decision as to whether to surrender your Notes for repurchase and, if so, the amount of Notes to surrender.

i

SUMMARY TERM SHEET
     The following are answers to some of the questions that you may have about the Put Option (as defined below). To understand the Put Option fully and for a more complete description of the terms of the Put Option, we urge you to read carefully the remainder of this Company Notice because the information in this summary is not complete. We have included page references to direct you to a more complete description of the topics in this summary.
Who is offering to repurchase my securities?
     Blackboard, Inc. is obligated, at your option, to repurchase your validly surrendered Notes. (See Page 4)
Why is the Company offering to repurchase my securities?
     The right of each Holder of the Notes to surrender and the obligation of the Company to repurchase the Notes as set forth in this Company Notice, and the related notice materials filed as exhibits to Schedule TO (which Company Notice and related notice materials, as amended or supplemented from time to time, collectively constitute the “Put Option”), is a term of the Notes and has been a right of Holders from the time the Notes were issued on June 20, 2007. The purpose of furnishing you with this Company Notice is to comply with Section 3.14 of the Indenture. We are required to repurchase the Notes of any Holder that validly surrenders such Holder’s Notes pursuant to the terms of the Notes and the Indenture. (See Page 4)
What securities are you obligated to repurchase?
     We are obligated to repurchase all of the Notes validly surrendered at the option of the Holder. As of May 27, 2011, there was $165,000,000 aggregate principal amount of Notes outstanding. The Notes were issued under the above-referenced Indenture. (See Page 4)
How much will you pay and what is the form of payment?
     Pursuant to the terms of the Indenture and the Notes, we will pay, in cash, a repurchase price equal to 100% of the principal amount of the Notes, plus accrued and unpaid interest, if any, with respect to all of your Notes, or any portion of the principal amount of your Notes that is equal to $1,000 or an integral multiple of $1,000, as directed by you, validly surrendered for repurchase and not withdrawn. The Repurchase Price is based solely on the requirements of the Indenture and the Notes and bears no relationship to the market price of the Notes or our common stock, $0.01 par value per share (the “Common Stock”). (See Pages 4-5)
How can I determine the market value of the Notes?
     There currently is a limited trading market for the Notes. To the extent that the Notes are traded, prices of the Notes may fluctuate widely depending on such factors as trading volume, the balance between buy and sell orders, prevailing interest rates, the market price of our Common Stock, our operating results and the market for similar securities. Holders are urged to obtain current market information for the Notes, to the extent available, and our Common Stock before making any decision with respect to the Put Option. Our Common Stock, upon which the conversion price of the Notes may depend, is listed on the NASDAQ Global Select Market (“NASDAQ”) under the symbol “BBBB”. On May 25, 2011, the closing sale price of our Common Stock on NASDAQ was $41.95 per share. (See Page 5)
Is the Company or the Board of Directors making a recommendation regarding the Put Option?
     None of the Company or its Board of Directors or employees are making any recommendation to Holders as to whether to surrender or refrain from surrendering Notes for repurchase pursuant to the Put Option. You must make your own decision whether to surrender your Notes for repurchase in the Put Option and, if so, the amount of Notes to surrender. (See Page 5)
When does the Put Option expire?
     The Put Option expires at 11:59 p.m. New York City time on June 24, 2011. We will not extend the period Holders have to exercise the Put Option unless required to do so by applicable law or unless agreed otherwise with the Trustee for the benefit of holders. (See Page 4)
What are the conditions to the repurchase by the Company of the Notes?
     The repurchase by us of validly surrendered Notes is not subject to any condition other than such repurchase being lawful and satisfaction of the procedural requirements described in this Company Notice. (See Page 5)
How do I surrender my Notes?
     To surrender your Notes for repurchase pursuant to the Put Option, you must surrender the Notes through the transmittal procedures of DTC no later than the Expiration Date.
•	Holders whose Notes are held by a broker, dealer, commercial bank, trust company or other nominee must contact such nominee if such Holder desires to surrender such Holder’s Notes and instruct such nominee to surrender the Notes on the Holder’s behalf through the transmittal procedures of DTC.

•	Holders who are DTC participants should surrender their Notes electronically through DTC’s ATOP system, subject to the terms and procedures of that system on or before the Expiration Date.
     By surrendering your Notes through the transmittal procedures of DTC, you agree to be bound by the terms of the Put Option set forth in this Company Notice. (See Pages 7-10)
If I surrender my Notes, when will I receive payment for them?
     We will accept for payment all validly surrendered Notes promptly upon expiration of the Put Option. On July 1, 2011, we will deposit with U.S. Bank, National Association, as paying agent (the “Paying Agent”), the appropriate amount of cash required to pay the Repurchase Price for the surrendered Notes, and the Paying Agent will promptly distribute the cash to DTC, the sole record Holder. DTC will thereafter distribute the cash to its participants in accordance with its procedures. (See Page 10)
     Delivery of the Notes by book-entry transfer electronically through DTC’s ATOP system is a condition to your receipt of the Repurchase Price for such Notes.
Can I withdraw previously surrendered Notes?
     To withdraw previously surrendered Notes, you (or your broker, dealer, commercial bank, trust company or other nominee) must comply with the withdrawal procedures of DTC in sufficient time to allow DTC to withdraw your Notes prior to 5:00 p.m., New York City time, on June 29, 2011.
     You bear the risk of untimely withdrawal of previously surrendered Notes. You must allow sufficient time for completion of the DTC withdrawal procedures before 5:00 p.m., New York City time, on the Withdrawal Deadline. (See Page 10)
Do I need to do anything if I do not wish to surrender my Notes for repurchase?
     No. If you do not surrender your Notes before the expiration of the Put Option, we will not repurchase your Notes and such Notes will remain outstanding subject to their existing terms. (See Page 7)
If I choose to surrender some of my Notes for repurchase, do I have to surrender all of my Notes?
     No. You may surrender all of your Notes, a portion of your Notes or none of your Notes for repurchase. (See Page 7)
If I do not surrender my Notes for repurchase, will I continue to be able to exercise my conversion rights?
     If you do not surrender your Notes for repurchase, your conversion rights will not be affected. You will continue to have the right to convert each $1,000 principal amount of a Security into cash and shares of Common Stock, if any, subject to the terms, conditions and adjustments specified in the Indenture and the Notes. (See Page 5)
Will I have to pay taxes if I surrender my Notes for repurchase in the Put Option?
     The receipt of cash in exchange for Notes pursuant to the Put Option will be a taxable transaction for U.S. federal income tax purposes, and you may recognize gain, income or loss. You should consult with your tax advisor regarding the actual tax consequences to you. (See Pages 13-16)

Who is the Paying Agent?
     U.S. Bank, National Association, the Trustee under the Indenture, is serving as the Paying Agent in connection with the Put Option. The Paying Agent’s address and telephone number are set forth on the front cover page of this Company Notice.
Who can I talk to if I have questions about the Put Option?
     Questions and requests for assistance in connection with the surrender of Notes for repurchase in the Put Option may be directed to the Paying Agent at the address, telephone and facsimile numbers set forth on the front cover page of this Company Notice.
IMPORTANT INFORMATION CONCERNING THE PUT OPTION
     1. Information Concerning the Company. The Company is a leading provider of enterprise software applications and related services to the education industry. The Company began operations in 1997 as a limited liability company organized under the laws of the state of Delaware. In 1998, the Company incorporated under the laws of the state of Delaware. The Company’s corporate offices are located at 650 Massachusetts Ave, N.W., Washington, DC 20001, and its telephone number is (202) 463-4860.
     2. Information Concerning the Notes. On June 20, 2007, we issued $165,000,000 in aggregate principal amount of the Notes under the Indenture. Interest accrues on the Notes at the rate of 3.250% per annum and is payable semi-annually in arrears on January 1 and July 1 of each year to the person in whose name a Note is registered at 5:00 p.m. New York City time on the preceding December 15 or June 15, as the case may be. July 1, 2011 is an Interest Payment Date for the Notes, and the related Record Date is June 15, 2011. Under the terms of the Indenture, accrued but unpaid interest will be paid on July 1, 2011 to the Holders in whose names the Notes are registered at 5:00 p.m. New York City time on June 15, 2011. The Notes mature on July 1, 2027, unless earlier converted by Holders or repurchased or redeemed by the Company. As of May 27, 2011, there was $165,000,000 in aggregate principal amount of the Notes outstanding.
          2.1 The Company’s Obligation to Repurchase the Notes. Pursuant to the terms of the Notes and the Indenture, the Company is obligated, at the Holder’s option, to repurchase on the Repurchase Date all Notes validly surrendered for repurchase prior to the Expiration Date and not withdrawn prior to the Withdrawal Deadline. The Company reserves the right to make changes to the terms of the Put Option, including changing the Expiration Date, if reasonably necessary to comply with applicable law or if agreed with the Trustee for the benefit of holders. If we make any change to this Put Option that we determine constitutes a material change, or if we waive a material condition to this Put Option, we will promptly disclose the change or waiver in a supplement to this Company Notice that we will distribute to Holders, and we will make a public announcement of such change or waiver promptly afterward by means of a press release. To comply with applicable laws, it may be necessary to extend the Expiration Date for a period of five to ten business days, depending on the significance of the change or waiver, if the Put Option would otherwise expire during the five-to-ten business-day period. If we extend the Expiration Date, we will make a public announcement of such extension promptly by means of a press release. The repurchase by the Company of validly surrendered Notes is not subject to any condition other than such repurchase being lawful and the procedural requirements described in this Company Notice.
          2.2 Repurchase Price. Pursuant to the terms of the Indenture and the Notes, the Repurchase Price to be paid by the Company for the Notes on the Repurchase Date is cash equal to 100% of the principal amount of the notes on the Repurchase Date, plus accrued and unpaid interest, if any. July 1, 2011 is an Interest Payment Date for the Notes, and the related Record Date is June 15, 2011. Under the terms of the Indenture, accrued but unpaid interest will be paid on July 1, 2011 to the Holders in whose names the Notes are registered at 5:00 p.m. New York City time on June 15, 2011. Notes validly surrendered for repurchase will be accepted only in principal amounts equal to $1,000 or integral multiples thereof.
     Unless the Company defaults in the payment of the Repurchase Price, interest (including Additional Interest, if any) on Notes tendered for repurchase will cease to accrue on and after the Repurchase Date.
     The Repurchase Price is based solely on the requirements of the Indenture and the Notes and bears no relationship to the market price of the Notes or the Common Stock. Thus, the Repurchase Price may be significantly higher or lower than the market price of the Notes on the Repurchase Date, Expiration Date or Withdrawal Deadline, as applicable. Holders of Notes are urged to obtain the best available information as to potential current market prices of the Notes and the Common Stock before making a decision whether to surrender their Notes for repurchase.
     None of the Company or its Board of Directors or employees are making any recommendation to Holders as to whether to surrender or refrain from surrendering Notes for repurchase pursuant to the Put Option. Each Holder must make such Holder’s own decision whether to surrender such Holder’s Notes for repurchase and, if so, the principal amount of Notes to surrender based on such Holder’s assessment of the current market value of the Notes and the Common Stock and other relevant factors.
          2.3 Conversion Rights of the Notes. Holders that do not surrender their Notes for repurchase pursuant to the Put Option will maintain the right to convert their Notes into cash and Common Stock, if any, subject to the terms, conditions and adjustments specified in the Indenture and the Notes. As of May 27, 2011, the Base Conversion Rate per $1,000 principal amount of Notes was 15.4204 shares per $1,000 principal amount of Notes, equivalent to a Base Conversion Price of approximately $64.85 per share of Common Stock, subject to subsequent adjustment as set forth in the Indenture. The conversion agent for the Notes is U.S. Bank National Association. The conversion agent’s address, telephone and facsimile numbers are set forth on the front cover page of this Company Notice. Holders must satisfy the requirements of Article 5 of the Indenture in order to convert any Notes. The Notes are not currently convertible.
          2.4 Market for the Notes and the Company’s Common Stock. There currently is a limited trading market for the Notes. To the extent that the Notes are traded, prices of the Notes may fluctuate widely depending on trading volume, the balance between buy and sell orders, prevailing interest rates, the Company’s operating results, the market price and implied volatility of the Common Stock and the market for similar securities. Holders are urged to obtain current market information for the Notes, to the extent available, and our Common Stock before making any decision with respect to the Put Option. Our Common Stock, upon which the conversion price of the Notes may depend, is listed on NASDAQ under the symbol “BBBB”. We cannot assure you that a market will exist for the Notes following our repurchase of Notes pursuant to the Put Option. The extent of the market for the Notes following our repurchase of Notes pursuant to the Put Option will depend upon, among other things, the remaining outstanding principal amount of the Notes at such time, the number of holders of Notes remaining at that time and the interest on the part of securities firms in maintaining a market in the Notes. As of the date of this Company Notice, all of the Notes are held in global form through DTC. As of May 27, 2011, there was $165,000,000 aggregate principal amount of Notes outstanding and DTC was the sole record Holder of the Notes.
     The following table sets forth, for the calendar year quarters indicated, the range of high and low closing sales prices of our Common Stock as reported on NASDAQ.

Calendar Quarters	High	Low
2011
2nd Quarter (through May 25, 2011)	$48.80	$36.26
1st Quarter	42.33	33.91
2010
4th Quarter	$42.96	$35.54
3rd Quarter	39.82	33.09
2nd Quarter	45.43	37.33
1st Quarter	45.92	37.27
2009
4th Quarter	$46.30	$45.47
3rd Quarter	37.92	27.55
2nd Quarter	34.03	27.45
1st Quarter	32.70	23.00
     On May 25, 2011, the closing sales price of the Common Stock on NASDAQ was $41.95 per share. As of May 25, 2011, there were approximately 35,079,239 shares of Common Stock outstanding. We urge you to obtain current market information for the Notes, to the extent available, and for the Common Stock before making any decision to surrender your Notes pursuant to the Put Option.
          2.5 Redemption. Beginning on July 1, 2011, the Company may redeem the Notes, in whole at any time, or in part from time to time, for cash at a price equal to 100% of the principal amount of the Notes plus accrued and unpaid interest, if any, up to, but not including, the redemption date (unless the redemption date is between a Record Date and the following Interest Payment Date, in which case the Company instead will pay any accrued interest to the Holder of record as of such Record Date).
          2.6 Fundamental Change. In the event of a Fundamental Change (as defined in the Indenture), each Holder will have the right at its option, subject to the terms and conditions of the Indenture, to require the Company to repurchase some or all of such Holder’s Notes for cash in integral multiples of $1,000 principal amount, at a price equal to 100% of the principal amount of the Notes being repurchased, plus accrued and unpaid interest, if any, to, but not including, the repurchase date (unless the repurchase date is between a Record Date and the following Interest Payment Date, in which case the Company instead will pay any accrued interest to the Holder of record as of such Record Date). If a Make-Whole Fundamental Change occurs prior to July 1, 2011, the Company may be required in certain circumstances to increase the applicable conversion rate for any Notes converted in connection with such Make-Whole Fundamental Change by a specified number of shares of our Common Stock, as described in the Indenture.
          2.7 Ranking. The Notes are the Company’s general unsecured senior obligations, and are equal in right of payment to all of the Company’s existing and future senior indebtedness. The Notes are effectively subordinated in right of payment to any of the Company’s existing or future secured indebtedness to the extent of the value of the collateral securing such obligations and effectively subordinated in right of payment to all indebtedness and liabilities of the Company’s subsidiaries, including trade debt.
          2.8 Dividends. The Holders of Notes are not entitled to dividends. Upon conversion into Common Stock, if applicable, the Holders will be entitled to dividends, if any, made to holders of Common Stock.
     3. Procedures to be Followed by Holders Electing to Surrender Notes for Repurchase. Holders will not be entitled to receive the Repurchase Price for their Notes unless they validly surrender the Notes prior to the Expiration Date and do not withdraw the Notes prior to the Withdrawal Deadline. Only registered Holders are authorized to surrender their Notes for repurchase. Holders may surrender some or all of their Notes; however, any Notes surrendered must be in $1,000 principal amount or an integral multiple thereof and any remaining portion of Notes held by and Holder must be a multiple of $1,000. If Holders do not validly surrender their Notes prior to the Expiration Date, their Notes will remain outstanding subject to the existing terms of the Notes.
          3.1 Method of Delivery. As of the date of this Company Notice, all custodians and beneficial holders of the Notes hold the Notes through DTC accounts, and there are no certificated Notes in non-global form. Accordingly, all Notes surrendered for repurchase hereunder must be delivered through DTC’s ATOP system. This Company Notice constitutes the notice described in Section 3.14 of the Indenture. A form of Repurchase Notice (as defined in the Indenture) is attached to this Company Notice as Annex B. The delivery of Notes via the ATOP system will satisfy Holders’ notice requirements in the Indenture. Delivery of Notes and all other required documents, including delivery and acceptance through the ATOP system, is at the election and risk of the person surrendering such Notes.
          3.2 Agreement to be Bound by the Terms of the Put Option. By surrendering your Notes through the transmittal procedures of DTC, a Holder acknowledges and agrees as follows:

•	such Notes shall be repurchased as of the Repurchase Date, pursuant to the terms and conditions set forth in this Company Notice;

•	such Holder agrees to all of the terms and conditions set forth in this Company Notice;

•	such Holder has received this Company Notice and acknowledges that this Company Notice provides the notice required pursuant to the Indenture;

•	upon the terms and subject to the conditions set forth in this Company Notice, the Indenture and the Notes, and effective upon the acceptance for payment thereof, such Holder (i) irrevocably sells, assigns and transfers to the Company, all right, title and interest in and to all the Notes surrendered, (ii) releases and discharges the Company and its directors, officers, employees and affiliates from any and all claims such Holder may have now, or may have in the future arising out of, or related to, the Notes, including, without limitation, any claims that such Holder is entitled to receive additional principal or interest payments with respect to the Notes or to participate in any redemption or defeasance of the Notes or to convert the Notes and (iii) irrevocably constitutes and appoints the Paying Agent as the true and lawful agent and attorney-in-fact of such Holder with respect to any such surrendered Notes, with full power of substitution and resubstitution (such power of attorney being deemed to be an irrevocable power coupled with an interest) to (a) deliver certificates representing such Notes, or transfer ownership of such Notes, on the account books maintained by DTC, together, in any such case, with all accompanying evidences of transfer and authenticity, to the Company, (b) present such Notes for transfer on the relevant security register and (c) receive all benefits or otherwise exercise all rights of beneficial ownership of such Notes (except that the Paying Agent will have no rights to, or control over, funds from the Company, except as agent for the Company, for the Repurchase Price of any surrendered Notes that are repurchased by the Company), all in accordance with the terms set forth in this Company Notice;

•	such Holder represents and warrants that such Holder (i) owns the Notes surrendered and is entitled to surrender such Notes and (ii) has full power and authority to surrender, sell, assign and transfer the Notes surrendered hereby and that when such Notes are accepted for repurchase and payment by the Company, the Company will acquire good title thereto, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claim or right;

•	such Holder agrees, upon request from the Company, to execute and deliver any additional documents deemed by the Paying Agent or the Company to be necessary or desirable to complete the sale, assignment and transfer of the Notes surrendered;

•	such Holder understands that all Notes validly surrendered for repurchase prior to the Expiration Date and not withdrawn prior to the Withdrawal Deadline will be repurchased at the Repurchase Price, in cash, pursuant to the terms and conditions of the Indenture, the Notes, the Company Notice and related notice materials, as amended and supplemented from time to time;

•	payment for Notes repurchased pursuant to the Company Notice will be made by deposit of the Repurchase Price for such Notes with the Paying Agent, which will act as agent for surrendering Holders for the purpose of receiving payments from the Company and transmitting such payments to such Holders;

•	surrenders of Notes may be withdrawn by written notice of withdrawal delivered pursuant to the procedures set forth in this Company Notice at any time prior to the Withdrawal Deadline;

•	all authority conferred or agreed to be conferred pursuant to the terms of the Put Option hereby shall survive the death or incapacity of the undersigned and every obligation of the Holder and shall be binding upon the Holder’s heirs, personal representatives, executors, administrators, successors, assigns, trustees in bankruptcy and other legal representatives;

•	the delivery and surrender of the Notes is not effective, and the risk of loss of the Notes does not pass to the Paying Agent, until receipt by the Paying Agent of any and all evidences of authority and any other required documents in form satisfactory to the Company; and

•	all questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any surrender of Notes pursuant to the procedures described in this Company Notice and the form and validity (including time of receipt of notices of withdrawal) of all documents will be determined by the Company, in its sole direction, which determination shall be final and binding on all parties.
          3.3 Delivery of Notes.
     Notes Held Through a Custodian. A Holder whose Notes are held by a broker, dealer, commercial bank, trust company or other nominee must contact such nominee if such Holder desires to surrender such Holder’s Notes and instruct such nominee to surrender the Notes for repurchase on the Holder’s behalf through the transmittal procedures of DTC as set forth below in “—Notes in Global Form” prior to the Expiration Date.
     Notes in Global Form. A Holder who is a DTC participant may elect to surrender to the Company such Holder’s beneficial interest in the Notes by:
•	delivering to the Paying Agent’s account at DTC through DTC’s book-entry system such Holder’s beneficial interest in the Notes prior to the Expiration Date; and

•	electronically transmitting such Holder’s acceptance through the ATOP system, subject to the terms and procedures of that system prior to the Expiration Date.
     In surrendering Notes through the ATOP system, the electronic instructions sent to DTC by the Holder or by a broker, dealer, commercial bank, trust company or other nominee on such Holder’s behalf, and transmitted by DTC to the Paying Agent, will acknowledge, on behalf of DTC and the Holder, receipt by the Holder of and agreement to be bound by the terms of the Put

Option, including those set forth above under Section 3.2 “Agreement to be Bound by the Terms of the Put Option.”
     Each Holder bears the risk of untimely surrender of its Notes. A Holder must allow sufficient time for completion of the necessary DTC procedures before 11:59 p.m., New York City time, on the Expiration Date.
     4. Right of Withdrawal. Notes surrendered for repurchase before the Repurchase Date may be withdrawn at any time prior to the Withdrawal Deadline. In order to withdraw Notes, Holders must comply with the withdrawal procedures of DTC prior to the Withdrawal Deadline. Notes withdrawn from the Put Option may be resurrendered by following the surrender procedures described in Section 3 above.
     This means that in order to withdraw Notes, a Holder must deliver, or cause to be delivered, a valid withdrawal request through the ATOP system from the tendering DTC participant prior to the Withdrawal Deadline. The withdrawal notice must:
•	specify the DTC Voluntary Offer Instruction Number, the name of the participant for whose account such Notes were tendered and such participant’s account number at DTC to be credited with the withdrawn Notes;

•	contain a description of the Notes to be withdrawn (including the principal amount to be withdrawn); and

•	be submitted through the ATOP system by such participant under the same name as the participant’s name is listed in the original tender, or be accompanied by evidence satisfactory to the Company that the person withdrawing the tender has succeeded to the beneficial ownership of the Notes.
     We will determine all questions as to the validity, form and eligibility (including time of receipt) of notices of withdrawal. Notes withdrawn from the Put Option may be resurrendered by following the surrender procedures described in Section 3 above.
     5. Payment for Surrendered Notes. On July 1, 2011, we will deposit with the Paying Agent the appropriate amount of cash required to pay the Repurchase Price for the surrendered Notes, and the Paying Agent will promptly thereafter cause the cash to be distributed to each record Holder that has validly delivered its Notes prior to 11:59 p.m., New York City time, on the Expiration Date (and not validly withdrawn such delivery). A Holder’s delivery of the Notes by book-entry transfer electronically through DTC’s ATOP system is a condition to such Holder’s receipt of the Repurchase Price for such Notes.
     The total amount of funds required by us to purchase all of the Notes is $165,000,000 (assuming that all of the Notes are validly surrendered for purchase and accepted for payment). In the event any Notes are surrendered and accepted for payment, we intend to use cash on hand or funds available under our revolving credit facility to purchase the Notes.
     On August 4, 2010, the Company entered into a five-year senior secured revolving credit facility agreement with a syndicate of banks led by JPMorgan Chase Bank, N.A. as administrative agent, which is available until August 4, 2015 (the “Credit Agreement”). The Credit Agreement was amended on April 4, 2011 to increase the amount available for borrowing from the original amount of $175,000,000 to an amount of up to $225,000,000. Amounts outstanding under the Credit Agreement bear interest at a rate per annum equal to, at the election of the Company, (i) the Adjusted LIBO Rate, as defined in the Credit Agreement, plus a margin which will vary between 2.25% and 3.00% based on the Company’s Leverage Ratio, as defined in the Credit Agreement, or (ii) an Alternate Base Rate, as defined in the Credit Agreement, plus a margin which will vary between 1.25% and 2.00% based on the Company’s Leverage Ratio. Any overdue amounts under the Credit Agreement will bear interest at a rate per annum equal to 2% plus the rate otherwise applicable to such loan. We expect that any funds that we borrow under the revolving credit facility for the purchase of Notes will be pursuant to an Adjusted LIBO Rate loan (as provided under the Credit Agreement), the interest rate on which will be approximately 3%.
     We plan to make payments on any borrowings made under the revolving credit facility for the Put Option from cash on hand and cash flow from operations.
     We do not currently have any alternative financing plans.
     6. Notes Acquired. Any Notes repurchased by us pursuant to the Put Option will be cancelled by the Trustee, pursuant to the terms of the Indenture.
     7. Plans or Proposals of the Company. On April 19, 2011, the Company announced that the Board of Directors had retained Barclays Capital as its financial advisor in response to receiving unsolicited, non-binding offers to acquire the Company. On April 19, 2011, the Company stated that the Board of Directors continues to evaluate the offers as well as strategic alternatives to enhance shareholder value, including whether other third parties would have an interest in acquiring the Company at a price and on terms that would represent a better value for its shareholders than having the Company continue to execute its business plan on a stand-alone basis. The Company stated that there can be no assurance that the process described above will result in a transaction. Except as set forth in the Company’s April 19, 2011 announcement or as publicly disclosed prior to the date of this Company Notice, the Company does not currently have any other plans that would be material to a Holder’s decision to surrender Notes for repurchase in the Put Option, which relate to or which would result in:
•	any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

•	any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

•	any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company;

•	any change in the present Board of Directors or management of the Company, including, but not limited to, any plans or proposals to change the number or the term of directors or to fill any existing vacancies on the board or to change any material term of the employment contract of any executive officer;

•	any other material change in the corporate structure or business of the Company;

•	any class of equity securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an automated quotations system operated by a national securities association;

•	any class of equity securities of the Company becoming eligible for termination of registration under Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”);

•	the suspension of the obligation of the Company to file reports under Section 15(d) of the Exchange Act;

•	the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; or

•	any changes in the charter, bylaws or other governing instruments of the Company or other actions that could impede the acquisition of control of the Company.
     8. Interests of Directors, Executive Officers and Affiliates of the Company in the Notes. Except as otherwise disclosed below, based on a reasonable inquiry by the Company:
•	none of the Company or its executive officers, directors, subsidiaries or other affiliates has any beneficial interest in the Notes;

•	the Company will not repurchase any Notes from such persons; and

•	during the 60 days preceding the date of this Company Notice, none of the Company or such officers, directors or affiliates has engaged in any transactions in the Notes.
     A list of the directors and executive officers of the Company is attached to this Company Notice as Annex A.
     9. Repurchases of Notes by the Company and its Affiliates. Each of the Company and its affiliates, including its executive officers and directors, is prohibited under applicable United States federal securities laws from repurchasing Notes (or the right to repurchase Notes) other than through the Put Option until at least the tenth business day after the Expiration Date. Following such time, if any Notes remain outstanding, the Company and its affiliates may repurchase Notes in the open market, in private transactions, through a subsequent tender offer, or otherwise, any of which may be consummated at repurchase prices higher or lower than the Repurchase Price. Any decision to repurchase Notes after the Put Option, if any, will depend upon many factors, including the market price of the Notes, the amount of Notes surrendered for repurchase pursuant to the Put Option, the market price of the Common Stock, the business and financial position of the Company and general economic and market conditions.

     10. Certain United States Federal Income Tax Considerations. The following discussion summarizes certain material U.S. federal income tax considerations that may be relevant to U.S. and Non-U.S. Holders (as defined below) of our Notes who surrender such Notes for cash pursuant to the Put Option. This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), current and proposed Treasury regulations, administrative decisions and rulings of the Internal Revenue Service (the “IRS”) and court decisions as of the date hereof, all of which are subject to change (possibly with retroactive effect) and all of which are subject to differing interpretation, which could result in U.S. federal income tax consequences different from those discussed below.
     This discussion does not address all aspects of U.S. federal income taxation that may be relevant to Holders in light of their particular circumstances or to persons subject to special treatment under the federal income tax laws. In particular, this discussion deals only with persons that hold our Notes as capital assets within the meaning of the Code. Except as expressly provided below, this discussion does not address the tax treatment of special classes of persons, such as banks, insurance companies, tax-exempt organizations, financial institutions, broker-dealers, traders in securities, regulated investment companies, real estate investment trusts, persons holding our Notes as part of a hedge, straddle or other risk reduction, constructive sale or conversion transaction, U.S. expatriates, U.S. Holders whose functional currency is not the U.S. dollar, and persons who acquired our Notes as compensation. Furthermore, this discussion does not address any state, local or foreign tax considerations or alternative minimum tax or non-income tax considerations.
     For purposes of the following discussion, a “U.S. Holder” generally refers to (i) a citizen or resident of the United States; (ii) a corporation (including an entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States or of a political subdivision of the United States; (iii) an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) any trust if (1) a United States court is able to exercise primary supervision over the administration of such trust and one or more United States persons have the authority to control all substantial decisions of the trust or (2) it has a valid election in place to be treated as a United States person. A “Non-U.S. Holder” generally refers to a person that is not a U.S. Holder or an entity treated as a partnership for federal income tax purposes.
     If a partnership, or an entity treated as a partnership for federal income tax purposes, holds our Notes, the federal income tax treatment of a partner in the partnership generally will depend on the status of the partner and the activities of the partnership. This discussion does not address the tax treatment of partnerships or persons who hold their Notes through partnerships for U.S. federal income tax purposes. A partner in a partnership holding our Notes should consult its tax advisor regarding the consequences of the surrender of the Notes pursuant to the Put Option
     THE DISCUSSION SET FORTH BELOW IS NOT INTENDED TO BE, NOR SHOULD IT BE CONSTRUED TO BE, LEGAL OR TAX ADVICE TO ANY PARTICULAR PERSON. ACCORDINGLY, HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS ABOUT THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS

TO THEIR PARTICULAR SITUATIONS AS WELL AS APPLICABLE STATE, LOCAL AND FOREIGN TAX LAWS.
U.S. HOLDERS
Surrender of Notes for Repurchase
     A U.S. Holder generally will recognize gain or loss on the surrender of a Note for repurchase equal to the difference between (i) the cash received by such U.S. Holder (excluding cash attributable to accrued but unpaid interest) and (ii) such U.S. Holder’s adjusted tax basis in the Note. A U.S. Holder’s adjusted tax basis in a Note generally will equal its cost, increased by the amount of any market discount such U.S. Holder elected to include in income with respect to the Note (as described below) and decreased by any amortizable bond premium previously deducted by the holder. Subject to the market discount rules described below, any gain or loss recognized generally will be capital gain or loss and will be long-term capital gain or loss if a Holder held its Note more than one year at the time of surrender. In the case of certain non-corporate U.S. Holders (including individuals), long-term capital gain generally is subject to U.S. federal income tax at a lower rate than short-term capital gain, which is taxed at ordinary income rates. Limitations apply to the deduction of capital losses.
     The receipt of cash attributable to accrued but unpaid interest will be taxable as ordinary interest income to the extent not previously included in income.
     Subject to a de minimis exception, if a U.S. Holder acquired a Note subsequent to original issuance for less than its stated principal amount, the amount of such difference is treated as “market discount.” Any gain recognized on the surrender of a Note with market discount will be treated as ordinary income to the extent of market discount accrued during the Holder’s holding period for such Note, unless such Holder had elected to include the market discount in income as it accrued. If a U.S. Holder elected to include market discount on a Note in income as it accrued, such U.S. Holder’s basis in the Note would have been increased to reflect the amount of income so included. Market discount accrues ratably unless a Holder makes an election to accrue such discount on a constant yield basis.
     A U.S. Holder that acquired a Note at a premium should consult its tax advisor regarding the U.S. federal income tax consequences of surrendering the Note for repurchase pursuant to the Put Option.
Information Reporting and Backup Withholding
     In general, information reporting requirements will apply to the amount paid to a U.S. Holder unless such U.S. Holder is an exempt recipient (such as a corporation). A U.S. Holder also may be subject to backup withholding on such payment unless the U.S. Holder (i) provides a correct U.S. taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with applicable requirements or (ii) is a corporation or other exempt recipient and, if required, provides a certification to such effect. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a U.S. Holder’s federal income tax liability provided the required information is furnished on a timely basis to the IRS.

NON-U.S. HOLDERS
Surrender of Notes for Repurchase
     A Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax on any gain recognized on the surrender of a Note pursuant to the Put Option unless:
•	such gain is effectively connected with the conduct of a trade or business in the United States by such Holder (and, if required by an applicable income tax treaty, is attributable to a permanent establishment in the United States maintained by such Holder);

•	such Holder is an individual present in the United States for 183 days or more in the taxable year of surrender, and certain other conditions are met; or

•	we are or have been a “United States real property holding corporation” (“USRPHC”) for U.S. federal income tax purposes during the Non-U.S. Holder’s holding period for the Notes and certain other conditions are met.
     Generally, a corporation is a USRPHC if the fair market value of its United States real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business (all as determined for U.S. federal income tax purposes). Although there can be no assurance, we do not believe that we have been a USRPHC for any year during which the Notes have been outstanding and do not presently anticipate that we will be a USRPHC for the current year.
     Gain described in the first bullet point will be subject to regular U.S. federal income tax, generally in the same manner as if the Non-U.S. Holder were a U.S. Holder, and, in the case of a corporate Non-U.S. Holder, such gain also may be subject to a 30 percent “branch profits” tax (or such lower rate as provided in an applicable income tax treaty). Gain described in the second bullet point will be subject to a flat 30 percent U.S. federal income tax, which generally may be offset by U.S.-sourced capital losses.
     Accrued interest paid to a Non-U.S. Holder will not be subject to U.S. federal income or withholding tax provided:
•	such interest is not effectively connected with the conduct of a trade or business in the United States by such Holder (and, if required by an applicable income tax treaty, is not attributable to a U.S. permanent establishment);

•	the Holder does not actually or constructively own 10 percent or more of the total combined voting power of all classes of our stock entitled to vote within the meaning of Section 871(h)(3) of the Code;

•	the Holder is not a “controlled foreign corporation” related to us within the meaning of Section 864(d)(4) of the Code;

•	the Holder is not a bank whose receipt of interest on a Note is described in Section 881(c)(3)(A) of the Code; and

•	the Holder provides its name and address, and certifies it is not a U.S. person or the Holder holds Notes through certain foreign intermediaries and such Holder and the foreign intermediary satisfy the certification requirements of applicable Treasury regulations.
     Special certification rules apply to Non-U.S. Holders that are pass-through entities rather than corporations or individuals.
     A Holder that cannot satisfy the requirements described above will be subject to a 30 percent U.S. federal withholding tax with respect to payments of interest unless such Holder provides us a properly executed (1) IRS Form W-8BEN (or applicable successor form) claiming an exemption from, or reduction in, withholding under the benefit of an applicable tax treaty or (2) IRS Form W-8ECI (or applicable successor form) stating that interest paid on the Note is not subject to withholding tax because it is effectively connected with the conduct of a trade or business in the United States by such Holder. Interest effectively connected with the conduct by a Non-U.S. Holder of a U.S. trade or business (and, if required by an applicable income tax treaty, attributable to a U.S. permanent establishment) will be subject to U.S. federal income tax generally in the same manner as if such Holder were a U.S. Holder and, in the case of a corporate Non-U.S. Holder, such interest also may be subject to the 30 percent branch profits tax (or such lower rate as provided in an applicable income tax treaty).
Information Reporting and Backup Withholding
Payments to a Non-U.S. Holder made through a U.S. office of a broker generally will be subject to information reporting and backup withholding unless the payee certifies it is not a U.S. person or otherwise establishes an exemption. Any such payments made through a non-U.S. office of a U.S. broker or of a non-U.S. broker with certain specified U.S. connections generally will be subject to information reporting, but not backup withholding, unless the broker has evidence in its records that the payee is not a U.S. person and has no knowledge or reason to know to the contrary. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against the Non-U.S. Holder’s U.S. federal income tax liability, if any, provided the required information is furnished on a timely basis to the IRS.
     11. Additional Information. The Company is subject to the reporting and other informational requirements of the Exchange Act and, in accordance therewith, files reports, proxy statements and other information with the SEC. You may also read and copy any document we file at the SEC’s Public Reference Room, 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Such material may also be accessed electronically by means of the SEC’s home page on the Internet at www.sec.gov.
     The Company has filed with the SEC a Tender Offer Statement on Schedule TO (the “Schedule TO”), pursuant to Section 13(e) of the Exchange Act and Rule 13e-4 promulgated thereunder, furnishing certain information with respect to the Put Option. The Schedule TO, together with any exhibits and any amendments thereto, may be examined and copies may be obtained at the same places and in the same manner as set forth above.
     The documents listed below (as such documents may be amended from time to time) contain important information about the Company and its financial condition.
•	The Company’s Annual Report on Form 10-K for the year ended December 31, 2010;

•	The Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2011;

•	All other reports filed pursuant to Sections 13, 14 or 15(d) of the Exchange Act since the end of the fiscal year covered by the Form 10-K mentioned above;

•	All documents filed with the SEC by the Company pursuant to Sections 13, 14 and 15(d) of the Exchange Act subsequent to the date of this Company Notice and prior to the Expiration Date; and

•	The description of our Common Stock contained in the Company’s Registration Statement on Form 8-A filed with the SEC on May 28, 2004, including any amendment or report filed for the purpose of updating that description.
     In the event of conflicting information in these documents, you should rely on the information in the latest filed documents.
     If a material change occurs in the information set forth in this Company Notice, we will amend the Schedule TO accordingly.
     Each person to whom a copy of this Company Notice is delivered may obtain a copy of any or all of the documents to which we have referred you, other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into such documents, at no cost, by writing us at 650 Massachusetts Ave, N.W., 6th Floor, Washington, DC 20001, Attention: Corporate Secretary.
     12. No Solicitations. The Company has not employed any persons to make solicitations or recommendations in connection with the Put Option.
     13. Definitions. All capitalized terms used but not specifically defined in this Company Notice shall have the meanings given to such terms in the Indenture.
     14. Conflicts. In the event of any conflict between this Company Notice on the one hand and the terms of the Indenture or the Notes or any applicable laws on the other hand, the terms of the Indenture or the Notes or applicable laws, as the case may be, will control.

     None of the Company or its Board of Directors or employees is making any recommendation to any Holder as to whether to surrender or refrain from surrendering Notes for repurchase pursuant to this Company Notice. Each Holder must make such Holder’s own decision whether to surrender such Holder’s Notes for repurchase and, if so, the principal amount of Notes to surrender based on their own assessment of the current market value of the Notes and the Common Stock and other relevant factors.

ANNEX A
BOARD OF DIRECTORS AND EXECUTIVE OFFICERS
     The following table sets forth the names of each of the members of the Company’s Board of Directors and each of the Company’s executive officers.
Directors

Name	Title
E. Rogers Novak, Jr.	Director (Lead Independent Director)
Joseph L. Cowan	Director
Michael L. Chasen	Chief executive officer, president and director
Thomas Kalinske	Director
Matthew L. Pittinsky	Chairman of the Board
Frank R. Gatti	Director
Beth Kaplan	Director
Executive Officers

Name	Title
Michael L. Chasen	Chief Executive Officer, President, Director
John E. Kinzer	Chief Financial Officer
Matthew H. Small	Chief Business Officer, Chief Legal Officer and Secretary
Raymond P. Henderson III	Chief Technology Officer; President, Blackboard Learn
Jonathan R. Walsh	Vice President of Finance and Accounting
     The business address of each person set forth above is c/o Blackboard Inc., 650 Massachusetts Ave, N.W., Washington, DC 20001, and its telephone number is (202) 463-4860.

ANNEX B
FORM OF REPURCHASE NOTICE
TO: BLACKBOARD INC.
     The undersigned registered holder of this Security requests and instructs Blackboard Inc. (the “Company”) to repurchase this Security, or the portion hereof (which is $1,000 principal amount or a multiple thereof) designated below, on the date specified below under “Date of Requested Repurchase”, in accordance with the terms and conditions specified in paragraph 6 of this Security and Section 3.14 of the Indenture referred to in this Security and directs that the check in payment for this Security or the portion thereof and any Notes representing the portion of principal amount hereof not to be so repurchased, be issued and delivered to the registered holder hereof unless a different name has been indicated below. If any portion of this Security not repurchased is to be issued in the name of a Person other than the undersigned, the undersigned shall pay all transfer taxes payable with respect thereto.
Dated:

Signature
Fill in for registration of Notes not repurchased if to be issued other than to and in the name of the registered holder:

(Name)

(Street Address)

(City, state and zip code)
Please print name and address
Principal amount to be repurchased (if less than all):
Date of Requested Repurchase: July 1, 2011
(specify July 1, 2011, July 1, 2017 or July 1, 2022)
Certificate Number (if applicable):